UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 July 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc

CRH plc ("the Company") Holding(s) in Company

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Press Release Earnings Update H1 2016

22 July 2016

CRH's Trading Update of 27 April 2016 stated that total Group EBITDA for the first half of 2016 was expected to be close to €1 billion. Based on the trading performance in the latter part of Q2, we now expect total Group EBITDA for the first half of 2016 to be approximately €1.1 billion.
The full Interim Report of CRH plc for the first half of 2016 is scheduled to be published on 25 August 2016.

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For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp	Head of Investor Relations

The above statement contains inside information and has been issued pursuant to Article 2.1(b) of Commission Implementing Regulation (EU) 2016/1055. The date and time of this statement is the same as the date and time that it has been communicated to the media.

Until CRH plc publishes its full Interim Report for the first half of 2016 this Earnings Update is a forward looking statement. By their nature, forward looking statements involve a number of risks, uncertainties or assumptions that could cause actual results or events to differ materially from those expressed or implied by those statements. Forward looking statements regarding past trends or activities should not be taken as representation that such trends or activities will continue in the future. Accordingly, undue reliance should not be placed on forward looking statements.

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing 89,000 people at 3,900 operating locations in 31 countries. With a market capitalisation of c.€22 billion (July 2016), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is listed in London and Dublin and is a constituent member of the FTSE 100 and ISEQ 20 indices. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 22 July 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary